EXHIBIT 12
SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-
RELATED SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

                                                                    Year Ended December 31,                 Twelve
                                              ---------------------------------------------------------- Months Ended
                                                 1989        1990        1991        1992        1993    Sep. 30, 1994
EARNINGS BEFORE INCOME TAXES                 ----------------------------------------------------------- -------------
  AND FIXED CHARGES:

Income before interest expense (1)           $1,280,937  $1,289,320  $1,172,285 $1,190,051  $1,127,275    $1,091,149
Add:
  Taxes on income (2)                           533,354     489,148     412,922     443,548    408,033       416,877
  Rentals (3)                                     9,843       8,840       7,539       4,460       3,463        3,266
  Allocable portion of interest
   on long-term Contracts for
   the purchase of power (4)                     19,361      10,600       1,925       1,908      1,890         1,875
  Spent nuclear fuel interest (6)                 2,273       1,994       1,683       1,339        487           148
  Amortization of previously capitalized
   fixed charges                                 32,677      33,910      31,149      22,344      4,878         2,155
Total earnings before income                  ----------  ----------  ----------  ----------  ----------   ----------
  taxes and fixed charges (A)                $1,878,445  $1,833,812  $1,627,503  $1,663,650 $1,546,026    $1,515,470

FIXED CHARGES:
  Interest and amortization                  $  557,789  $  552,567  $  542,732  $  517,142 $  449,230    $  441,913
  Rentals (3)                                     9,843       8,840       7,539       4,460       3,463        3,266
  Capitalized fixed charges -
   nuclear fuel (5)                              13,501       5,261       2,654         873         978          511
  Allocable portion of interest on
   long-term contracts for
   the purchase of power (4)                     19,361      10,600       1,925       1,908      1,890         1,875
  Spent nuclear fuel interest (6)                 2,273       1,994       1,683       1,339        487           148
                                              ----------  ----------  ----------  ----------  ----------    ----------
Total fixed charges (B)                      $  602,767  $  579,262  $  556,533  $  525,722 $  456,048    $  447,713

RATIO OF EARNINGS TO
  FIXED CHARGES (B):                               3.12        3.17        2.92        3.16       3.39          3.38
                                              ==========  ========== ==========  ==========  ==========    ==========

(1) Includes allowance for funds used during construction and accrual of unbilled revenue.
(2) Includes allocation of federal income and state franchise taxes to other income.
(3) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4) Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5) Includes fixed charges associated with the Nuclear Fuel Lease.
(6)  Represents interest on spent nuclear fuel disposal obligation.